“SMIC Liver Transplant Program for Children” Helps 18 Kids

SHANGHAI, Jan. 13, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, launched the “SMIC Liver Transplant Program for Children” in April 2013. For this program, SMIC donated 2 million RMB to the China Soong Ching Ling Foundation to fund liver transplants for impoverished children at Shanghai’s Renji Hospital (affiliated with Jiao Tong University School of Medicine). By the end of 2013, more than 900,000 RMB of our donation allowed 18 children to undergo surgery.

According to available information, more than 10,000 Chinese infants die each year from liver or gall bladder disease. Most of them are from remote rural areas where medical screening and treatment are less developed and liver transplant is the only effective way to treat and ensure their long-term survival. Collaborating with Renji hospital and China Soong Ching Ling Foundation, the SMIC Liver Transplant Program for Children ensures that every impoverished child involved in our program receives the most professional and advanced liver transplant surgery.

To date, our program has helped 18 children receive liver transplant surgery and they are now living a healthy normal life. In December 2013, our CEO, Dr. Tzu-Yin Chiu, visited Yan Chai Hospital to check on some of the children and send them New Year’s gifts and blessings. Members of our management team also visited some of the children at their homes, to check on their recovery. Dr. Chiu said, “SMIC will continue providing long term support for the SMIC Liver Transplant Program for Children to help give more of these children a new life and regain happiness in their families. We hope more companies and individuals pay attention to these children and pass on our compassion to others.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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